Exhibit 99.1

“Bezeq” The Israel
Telecommunication Corporation Ltd.

Condensed Consolidated Interim Financial Statements

September 30, 2012

(Unaudited)

The information contained in these financial statements constitutes a translation of the financial statements published by the Company.  The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect.  This translation was prepared for convenience purposes only.

Condensed Consolidated Interim Financial Statements as at September 30, 2012 (Unaudited)

Contents	Page

Somekh Chaikin
8 Hartum Street, Har Hotzvim	Telephone	972 2 531 2000
PO Box 212, Jerusalem 91001	Fax	972 2 531 2044
Israel	Internet	www.kpmg.co.il

Review Report to the Shareholders of
“Bezeq” -The Israel Telecommunication Corporation Ltd.

Introduction

We have reviewed the accompanying financial information of “Bezeq” -The Israel Telecommunication Corporation Ltd. and its subsidiaries (hereinafter – “the Group”) comprising of the condensed consolidated interim statement of financial position as of September 30, 2012 and the related condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the nine and three month periods then ended. The Board of Directors and Management are responsible for the preparation and presentation of the financial information for these interim periods in accordance with IAS 34 “Interim Financial Reporting”, and are also responsible for the preparation of financial information for these interim periods in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on the financial information for these interim periods based on our review.

We did not review the condensed interim financial information of certain consolidated subsidiaries whose assets constitute approximately 2 % of the total consolidated assets as of September 30, 2012, and whose revenues constitute approximately 1.8 % and 2%of the total consolidated revenues for the nine and three month periods then ended, respectively. The condensed interim financial information of those companies was reviewed by other auditors whose review reports thereon were furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial information of such companies, is based solely on the said review reports of the other auditors.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the abovementioned financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to that mentioned in the previous paragraph, based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the abovementioned financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Without qualifying our abovementioned conclusion, we draw attention to lawsuits filed against the Group which cannot yet be assessed or the exposure in respect thereof cannot yet be estimated, as set forth in Note 5.

Somekh Chaikin
Certified Public Accountants (Isr.)

November 7, 2012

Condensed Consolidated Interim Financial Statements as at September 30, 2012 (Unaudited)

Condensed Consolidated Interim Statements of Financial Position as at

	September 30, 2012	September 30, 2011	December 31, 2011
	(Unaudited)	(Unaudited)	(Audited)
Assets	NIS million	NIS million	NIS million
Cash and cash equivalents	676	1,564	1,352
Investments, including derivatives	1,071	2,056	946
Trade receivables	3,044	3,008	3,059
Other receivables	250	229	286
Inventory	149	199	204
Assets classified as held for sale	44	12	23
Total current assets	5,234	7,068	5,870

Investments, including derivatives	94	115	119
Trade and other receivables	1,193	1,594	1,499
Property, plant and equipment	6,116	5,959	6,022
Intangible assets	2,175	2,237	2,257
Deferred and other expenses	276	268	282
Investments in equity-accounted investees (mainly loans)	984	1,031	1,059
Deferred tax assets	144	218	223
Total non-current assets	10,982	11,422	11,461
Total assets	16,216	18,490	17,331

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2012 (Unaudited)

Condensed Consolidated Interim Statements of Financial Position as at(Contd.)

		September 30, 2012	September 30, 2011	December 31, 2011
		(Unaudited)	(Unaudited)	(Audited)
Liabilities and equity	Note	NIS million	NIS million	NIS million
Debentures, loans and borrowings		608	776	765
Trade payables		771	919	890
Other payables, including derivatives		670	892	792
Current tax liabilities		475	432	397
Deferred income		60	52	56
Provisions		172	220	186
Employee benefits		288	467	389
Dividend payable	6	1,978	1,974	971
Total current liabilities		5,022	5,732	4,446

Debentures		4,265	4,670	4,663
Loans		4,066	4,168	4,150
Employee benefits		228	271	229
Other liabilities		86	44	93
Provisions		71	70	69
Deferred tax liabilities		54	60	69
Dividend payable	6	473	1,386	924
Total non-current liabilities		9,243	10,669	10,197

Total liabilities		14,265	16,401	14,643

Equity
Total equity attributable to equity holders of the Company		1,951	2,048	2,650
Non-controlling interests		-	41	38
Total equity		1,951	2,089	2,688
Total liabilities and equity		16,216	18,490	17,331

Shaul Elovitch	Avi Gabbay	Alan Gelman
Chairman of the Board of Directors	CEO	Deputy CEO and CFO

Date of approval of the financial statements: November 7, 2012

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at September 30, 2012 (Unaudited)

Condensed Consolidated Interim Statements of Income

	For the nine month period ended		For the three months period ended		For the year ended
	September 30		September 30		December 31
	2012	2011	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues (Note 8)	7,829	8,723	2,494	2,917	11,373

Operating results
Depreciation and amortization	1,075	1,040	359	357	1,395
Salaries	1,527	1,612	511	540	2,103
General and operating expenses (Note 9)	2,976	3,445	963	1,182	4,494
Other operating expenses (revenues), net – see also Note 13.2	(12)	82	(6)	(106)	139
	5,566	6,179	1,827	1,973	8,131

Operating profit	2,263	2,544	667	944	3,242
Financing expenses (income)
Financing expenses	506	445	181	186	599
Financing income	(418)	(277)	(126)	(100)	(389)
Financing expenses, net	88	168	55	86	210

Profit after financing expenses (income), net	2,175	2,376	612	858	3,032
Share in losses of equity-accounted investees	233	203	92	66	216
Profit before income tax	1,942	2,173	520	792	2,816
Income tax	597	633	178	243	755
Profit for the period	1,345	1,540	342	549	2,061

Attributable to:
Owners of the Company	1,339	1,542	342	550	2,066
Non-controlling interests	6	(2)	-	(1)	(5)
Profit for the period	1,345	1,540	342	549	2,061

Earnings per share (NIS)
Basic and diluted earnings per share	0.49	0.57	0.13	0.20	0.76

The attached notes are an integral part of these condensed consolidated interim financial statements.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2012 (Unaudited)

Condensed Consolidated Interim Statements of Comprehensive Income

	For the nine month period ended		For the three months period ended		For the year ended
	September 30		September 30		December 31
	2012	2011	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Profit for the period	1,345	1,540	342	549	2,061
Actuarial gains, net of tax	-	-	-	-	27
Net change in fair value of financial assets classified as available for sale transferred to profit or loss, net of tax	(6)	-	-	-	-
Effective share of the change in fair value of instruments used for cash flow hedging, net of tax	2	-	4	-	-
Other items of comprehensive income for the period, net of tax	(1)	2	(1)	3	8
Total comprehensive income for the period	1,340	1,542	345	552	2,096

Attributable to:
Owners of the Company	1,334	1,544	345	553	2,101
Non-controlling interests	6	(2)	-	(1)	(5)
Total comprehensive income for the period	1,340	1,542	345	552	2,096

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at September 30, 2012 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves	Retained deficit	Total	Non-controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

	Attributable to owners of the Company

For the nine month period ended September 30, 2012
Balance as at January 1, 2012 (Audited)	3,826	68	220	390	(2)	(1,852)	2,650	38	2,688

Profit for the period (Unaudited)	-	-	-	-	-	1,339	1,339	6	1,345
Other comprehensive loss for the period, net of tax (Unaudited)	-	-	-	-	(5)	-	(5)	-	(5)
Total comprehensive income for the period	-	-	-	-	(5)	1,339	1,334	6	1,340

Transactions with owners recognized directly in equity
Dividends to Company shareholders (Unaudited) *	-	-	-	-	-	(2,071)	(2,071)	-	(2,071)
Share-based payments (Unaudited)	-	-	60	-	-	-	60	-	60
Exercise of options for shares (Unaudited)	11	31	(35)	-	-	-	7	-	7
Exercise of options for subsidiary shares (Unaudited)	-	-	-	-	2	-	2	6	8
Acquisition of non-controlling interests (Unaudited)	-	-	-	-	(31)	-	(31)	(46)	(77)
Distribution to holders of non-controlling interests less investment in a subsidiary (Unaudited)	-	-	-	-	-	-	-	(4)	(4)
Balance as at September 30, 2012 (Unaudited)	3,837	99	245	390	(36)	(2,584)	1,951	-	1,951

* See Note 6.4 and 6.5 below.

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at September 30, 2012 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity (contd.)

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves	Retained deficit	Total	Non-controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

	Attributable to owners of the Company

For the nine month period ended September 30, 2011
Balance as at January 1, 2011 (Audited)	6,213	378	146	390	(10)	(1,790)	5,327	43	5,370

Profit for the period (Unaudited)	-	-	-	-	-	1,542	1,542	(2)	1,540
Other comprehensive income for the period, net of tax (Unaudited)	-	-	-		2	-	2	-	2
Total comprehensive income for the period	-	-	-	-	2	1,542	1,544	(2)	1,542

Transactions with owners recognized directly in equity
Dividends to Company shareholders – distribution not in compliance with the earnings test (Unaudited)	(2,415)	(396)	-	-	-	-	(2,811)	-	(2,811)
Dividends to Company shareholders (Unaudited)	-	-	-		-	(2,155)	(2,155)	-	(2,155)
Share-based payments (Unaudited)	-	-	127	-	-	-	127	-	127
Exercise of options for shares (Unaudited)	23	71	(78)	-	-	-	16	-	16
Balance as at September 30, 2011 (Unaudited)	3,821	53	195	390	(8)	(2,403)	2,048	41	2,089

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at September 30, 2012 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity (contd.)

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves	Retained deficit	Total	Non-controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

	Attributable to owners of the Company

For the three month period ended September 30, 2012
Balance as at July 1, 2012 (Unaudited)	3,831	82	242	390	(39)	(1,929)	2,577	-	2,577

Profit for the period (Unaudited)	-	-	-	-	-	342	342	-	342
Other comprehensive income for the period, net of tax (Unaudited)	-	-	-	-	3	-	3	-	3
Total comprehensive income for the period	-	-	-	-	3	342	345	-	345

Transactions with owners recognized directly in equity
Dividends to Company shareholders (Unaudited) *	-	-	-	-	-	(997)	(997)	-	(997)
Share-based payments (Unaudited)	-	-	21	-	-	-	21	-	21
Exercise of options for shares (Unaudited)	6	17	(18)	-	-	-	5	-	5
Balance as at September 30, 2012 (Unaudited)	3,837	99	245	390	(36)	(2,584)	1,951	-	1,951

* See Note 6.5 below.

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at September 30, 2012 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity (contd.)

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves	Retained deficit	Total	Non-controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

	Attributable to owners of the Company

For the three month period ended September 30, 2011
Balance as at July 1, 2011 (Unaudited)	3,814	35	171	390	(11)	(1,961)	2,438	42	2,480
								-
Profit for the period (Unaudited)	-	-	-	-	-	550	550	(1)	549
Other comprehensive income for the period, net of tax (Unaudited)	-	-	-	-	3	-	3	-	3
Total comprehensive income for the period	-	-	-	-	3	550	553	(1)	552

Transactions with owners recognized directly in equity
Dividends to Company shareholders (Unaudited)	-	-	-	-	-	(992)	(992)	-	(992)
Share-based payments(Unaudited)	-	-	43	-	-	-	43	-	43
Exercise of options for shares(Unaudited)	7	18	(19)	-	-	-	6	-	6
Balance as at September 30, 2011 (Unaudited)	3,821	53	195	390	(8)	(2,403)	2,048	41	2,089

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at September 30, 2012 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity (contd.)

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves	Retained deficit	Total	Non-controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

	Attributable to owners of the Company

For the year ended December 31, 2011
Balance as at January 1, 2011 (Audited)	6,213	378	146	390	(10)	(1,790)	5,327	43	5,370

Profit for the period (Audited)	-	-	-	-	-	2,066	2,066	(5)	2,061
Other comprehensive income for the year, net of tax (Audited)	-	-	-	-	8	27	35	-	35
Total comprehensive income for the year (Audited)	-	-	-	-	8	2,093	2,101	(5)	2,096

Transactions with owners recognized directly in equity
Dividends to Company shareholders not in compliance with the earnings test (Audited)	(2,415)	(396)	-	-	-	-	(2,811)	-	(2,811)
Dividends to Company shareholders (Audited)	-	-	-	-	-	(2,155)	(2,155)	-	(2,155)
Share-based payments (Audited)	-	-	167	-	-	-	167	-	167
Exercise of options for shares (Audited)	28	86	(93)	-	-	-	21	-	21
Balance as at December 31, 2011 (Audited)	3,826	68	220	390	(2)	(1,852)	2,650	38	2,688

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at September 30, 2012 (Unaudited)

Condensed Consolidated Interim Statements of Cash Flows

	For the nine month period ended		For the three month period ended		For the year ended
	September 30		September 30		December 31
	2012	2011	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the period	1,345	1,540	342	549	2,061
Adjustments:
Depreciation	838	802	282	275	1,080
Amortization of intangible assets	218	217	72	74	287
Amortization of deferred and other expenses	19	21	5	8	28
Share in losses of equity-accounted investees	233	203	92	66	216
Financing income and expenses	200	232	91	113	293
Capital loss (gain), net	(22)	(167)	(24)	(80)	(181)
Share-based payment transactions	60	127	21	43	167
Income tax expenses	597	633	178	243	755
Expenses (income) in respect of derivatives, net	5	(20)	11	(20)	(19)

Change in inventory	49	(33)	56	71	(33)
Change in trade and other receivables	320	(744)	226	(237)	(756)
Change in trade and other payables	(239)	(137)	(116)	(68)	(131)
Change in provisions	(14)	(31)	(2)	(33)	(64)
Change in employee benefits	(103)	164	(38)	(18)	82
Change in deferred and other income	(8)	-	6	-	50

Net income tax paid	(486)	(480)	(178)	(104)	(649)
Net cash from operating activities	3,012	2,327	1,024	882	3,186
Cash flow used in investing activities
Investment in intangible assets and deferred expenses	(200)	(244)	(58)	(86)	(355)
Refund from the Ministry of Communications for frequencies	-	36	-	36	36
Proceeds from the sale of property, plant and equipment	166	305	97	69	230
Acquisition of financial assets held for trading	(2,315)	(2,857)	(460)	(2,853)	(2,859)
Proceeds from the sale of financial assets held for trading	2,189	853	14	851	1,967
Purchase of property, plant and equipment	(1,009)	(1,190)	(309)	(393)	(1,548)
Proceeds from disposal of investments and long-term loans	96	7	3	1	11
Interest and dividend received	13	19	3	7	37
Miscellaneous	12	(9)	3	5	(10)
Net cash used in investment activities	(1,048)	(3,080)	(707)	(2,363)	(2,491)
Condensed Interim Statements of Cash Flows (contd.)

Condensed Consolidated Interim Financial Statements as at September 30, 2012 (Unaudited)

Condensed Consolidated Interim Statements of Income

	For the nine month period ended		For the three month period ended		For the year ended
	September 30		September 30		December 31
	2012	2011	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Cash flows used in financing activities
Issue of debentures	-	3,092	-	2,692	3,092
Bank loans received	-	2,200	-	600	2,200
Repayment of debentures	(452)	(825)	(68)	(68)	(835)
Repayment of loans	(241)	(633)	(137)	(609)	(648)
Net short-term borrowing	2	(3)	(1)	-	(5)
Dividends paid	(1,574)	(1,663)	-	-	(3,155)
Interest paid	(317)	(232)	(41)	(39)	(377)
Increase in the rate of holding in a subsidiary	(77)	-	-	-	-
Proceeds from exercise of options	15	16	5	6	21
Miscellaneous	4	-	(2)	-	(1)
Net cash from (used in) finance activities	(2,640)	1,952	(244)	2,582	292

Increase (decrease) in cash and cash equivalents	(676)	1,199	73	1,101	987
Cash and cash equivalents at the beginning of the period	1,352	365	603	463	365
Cash and cash equivalents at the end of the period	676	1,564	676	1,564	1,352

The attached notes are an integral part of these condensed consolidated interim financial statements.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2012 (unaudited)

Notes to the Financial Statements

1.	Reporting Entity

1.1
Bezeq – The Israel Telecommunication Corp. Ltd. (“the Company”) is a companyregistered in Israel whose shares are traded on the Tel Aviv Stock Exchange. The condensed consolidated financial statements of the Company include those of the Company and its subsidiaries (together referred to as “the Group”), as well as the Group’s interests in associates. The Group is a major provider of communication services in Israel (see also Note 11 – Segment Reporting).

1.2
As from April 14, 2010, the ultimate controlling shareholder in the Company is Shaul Elovitch, (together with his brother, Yosef Elovitch), through their holdings in Eurocom Communications Ltd., the controlling shareholder in Internet Gold-Golden Lines Ltd., which controls B Communications Ltd. (“B Communications”). B Communications holds Company shares through companies that it controls, and as at September 30, 2012, holds 30.97% of the Company’s shares. Each of these companies is also considered as a controlling shareholder in the Company. In addition to these holdings, the controlling shareholder and his relatives hold, directly or indirectly, another 0.11% of the Company’s shares.

2.	Basis of Preparation

2.1
The condensed interim consolidated financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting, and the disclosure provisions in Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

2.2
The condensed consolidated interim financial statements do not contain all the information required in full annual financial statements, and should be reviewed in the context of the annual financial statements of the Company and its subsidiaries as at December 31, 2011 and the year then ended, and their accompanying notes (“the Annual Financial Statements”). The notes to the interim financial statements include only disclosure of the material changes that have occurred from the date of the most recent Annual Financial Statements until the date of these consolidated interim financial statements.

2.3	The condensed consolidated interim financial statements were approved by the Board of Directors on November 7, 2012.

2.4
Use of estimates and judgment

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments and use estimates, assessments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from the estimates used.

The judgments made by management, when applying the Group’s accounting policies and the key assumptions used in assessments that involve uncertainty, are consistent with those applied in the Annual Financial Statements.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2012 (unaudited)

3.	Reporting Principles and Accounting Policy

The significant accounting policies applied in these condensed consolidated interim financial statements are consistent with those applied in the Financial Statements for the year ended December 31, 2011, except as described below.

3.1.	Recognition of actuarial gains or losses

The Group did not recognize actuarial gains or losses in the nine and three-month period ended September 30, 2012, since in the interim period, there were no significant changes in the principal actuarial assumptions in a defined benefit plan: discount rate, expected return on plan assets, life expectancy, employee churn rate and the rate of future salary increases.

It is noted that on July 11, 2012, the Commissioner of the Capital Market, Insurance and Savings issued a draft circular regarding a new study about life expectancy. The draft circular indicates the need to revise the mortality tables and other actuarial assumptions that the Company uses to calculate some of its employee benefit liabilities. A study carried out by the Company indicates that a change in actuarial assumptions, based on the draft circular, is not expected to have a material effect on its employee benefit liabilities. The proposed change in the assumptions is not reflected in these financial statements.

3.2.	Hedge accounting

Forward contracts to hedge exposure to changes in the CPI for debentures issued by the Company (as described in Note 10 below) were accounted for in the reporting period for the first time as hedge accounting. Accordingly, the Company's hedge transactions in the reporting period were presented in these financial statements, with application of cash flow accounting hedges as follows:

Forward contracts are measured at fair value. Attributable transaction costs are recognized in the statement of income as incurred. Subsequent to initial recognition, changes in the fair value of derivatives designated as a cash flow hedge, in respect of the effective portion of the hedge are recognized in other comprehensive income, directly in a hedging reserve. in respect of the ineffective portion of the hedge, changes in fair value are recognized in profit or loss. The amount recognized in the hedging reserve is reclassified to the statement of income in the same period as the cash flows affect the statement of income and is recognized in the same line item in the statement of income as the hedged item.

On initial designation of the hedge, the Company formally documented the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

The Company estimated, both at the inception of the hedge and in subsequent periods, that the hedging instruments are expected to be highly effective in offsetting the changes in the fair value of the respective hedged risk items during the period for which the hedge is designated, and that the actual results of the hedge are within a range of 80-125%.

3.3.	New standards not yet adopted

3.3.1.
Further to Note 3.20.2 regarding the significant accounting policies in the Annual Financial Statements for a new suite of accounting standards: IFRS 10, Consolidated Financial Statements; IFRS 11, Joint Arrangements; and IFRS 12, Disclosure of Interests in Other Entities ("the New Standards"), the Group examined the effect of adopting the New Standards on the financial statements. The Group estimates that implementation of the new standards is not expected to have a material impact on the financial statements.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2012 (unaudited)

3.	Reporting Principles and Accounting Policy (Contd.)

3.3	New standards not yet adopted (contd.)

3.3.2.
Further to Note 3.20.4, Significant Accounting Policies in the Annual Financial Statements regarding the amendment to IAS 19, Employee Benefits ("the Amendment"), the Group assessed the effect of the Amendment on the financial statements. The Group estimates that implementation of the revised standard is not expected to have a material impact on the financial statements.

4.	Group Entities

A detailed description of the Group entities appears in Note 12 to the Group's Annual Financial Statements as at December 31, 2011. Below is a description of the material changes that occurred in connection with the Group entities since publication of the Annual Financial Statements.

4.1.	Walla! Communications Ltd. ("Walla")

4.1.1.
Further to Note 32.3 to the Annual Financial Statements, regarding the Company's complete tender offer to purchase all the shares of Walla held by the public, on April 5, 2012, the tender offer was accepted by the majority stipulated in the Companies Law (of the number of shares offered for sale, 12,980,972 shares representing 28.45% of the share capital of Walla, notices of acceptance were received for 11,371,893 shares representing 24.92% of the share capital of Walla) and accordingly, all the shares of Walla held by the public were acquired for NIS 77 million (including exercise of employee options), so that subsequent to the acquisition and as of April 15, 2012, Walla was delisted from the TASE and became a private company wholly owned by the Company. Following the purchase of Walla shares from the public, in the nine month period ended September 30, 2012, the Company recognized a decrease of non-controlling interests amounting to NIS 46 million and a decrease in equity attributable to owners of the Company (under capital reserve) amounting to NIS 31 million.

4.1.2.
In August 2012, the Company provided a bank guarantee for Teletel Communication Channels Ltd. (a wholly-owned subsidiary of Walla) for a loan of NIS 70 million taken by Teletel. The guarantee is for the unpaid balance of the loan (amounting to NIS 66 million at the date the guarantee was provided) plus interest and other payments related to the loan. The guarantee was provided against cancellation of a similar guarantee provided by Walla and cancellation of Walla's letter of undertaking to comply with financial covenants.

4.2.	DBS Satellite Services (1998) Ltd. (an equity-accounted associate)

4.2.1	The Group attaches the condensed interim financial statements of DBS Satellite Services (1998) Ltd. to these condensed consolidated interim financial statements.

4.2.2
Since the beginning of its operations, DBS has accumulated substantial losses. These losses amounted to NIS 230 million in 2011 and NIS 289 million in the nine month period ended September 30, 2012. As a result of these losses, the capital deficit and working capital deficit of DBS as at September 30, 2012 amounted to NIS 3,939 million and NIS 628 million, respectively.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2012 (unaudited)

4.	Group Entities (Contd.)

4.2	DBS Satellite Services (1998) Ltd. (an equity-accounted associate) (contd.)

4.2.3
As at September 30, 2012, DBS is in compliance with the financial covenants under the financing agreements and the debentures.

The management of DBS believes that the financial resources at its disposal will be sufficient for its operations for the coming year, based on the cash flow forecast approved by DBS’s Board of Directors. If additional resources are required to meet its operational requirements for the coming year, DBS will adapt its operations to preclude the need for additional resources beyond those available to it. In recent years, DBS was required to raise external financial resources intended, inter alia, to expand its investments. At the reporting date, a significant increase in the investments of DBS will require an expansion of the financial resources at its disposal.

For further information about the financing sources, see the Notes below.

4.2.4
In May 2012, a debenture was signed by DBS and a number of institutional entities ("the lenders") whereby the lenders would extend to DBS a loan of NIS 392 million ("the debenture"). The proceeds of the funds raised were used for full repayment of the long-term credit granted to the Company by the banks as described in section 4.2.5 below.

The loan granted under the debenture will be used to repay the principal in ten annual unequal installments, where from 2013 - 2017, the payment of the principal will be 8% of the par value of the debenture, and in each subsequent year, the payment of the principal will be 12% of the par value of the debenture.

The debenture bears annual interest at a rate of 6.4% payable in six-monthly installments. The principal and interest of the loan are linked to the CPI. The debenture includes terms for adjusting the interest rate (in accordance with the credit rating), terms for calling for immediate repayment of the debenture, liens, and financial covenants which DBS is required to fulfill. In addition, limitations were set for the debenture in respect of the distribution of the dividends and repayment of owners loans similar to the restrictions applicable under the prior debenture. The applicable ratio of the financial covenant is lower (more stringent) than the financial covenant stipulated in the prior debenture.

4.2.5
Further to Note 12.1.5 to the Annual Financial Statements regarding the financial covenants and stipulations applicable to DBS, in July 2012, DBS repaid the long-term bank credit in full (through a loan granted under the debenture as described in section 4.2.4 above and expansion of debentures (Series B) amounting to NIS 10 million). Upon repayment, the amendment to the financing agreement came into effect, according to which DBS's credit facility was increased to NIS 170 million, terms for its use were defined and the liabilities and restrictions that applied to DBS under the financing agreement were canceled or reduced (including those related to compliance with the business plan, taking liability from third parties, transactions with interested parties, purchase of securities in other corporations, public offerings of securities and mandatory repayment of excess cash flows or issuing of debentures).

In addition, in accordance with the amendment to the agreement, the collateral provided by the Company in favor of the banks to secure DBS's bank credit and its liabilities to the banks for DBS's bank credit, including the Company's guarantee to the banks (described in Note 19.6 to the Annual Financial Statements) were canceled.

The financial covenants that were applicable to date have been canceled and instead, in each quarter, DBS is required to comply with two financial covenants that are the same as the financial covenants set out in the new debenture as described in section 4.2.4 above and terms were defined for calling for immediate payment of credit.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2012 (unaudited)

4.	Group Entities (Contd.)

4.2	DBS Satellite Services (1998) Ltd. (an equity-accounted associate) (contd.)

4.2.6
The balance of DBS's current debt to the Group companies as at September 30, 2012 amounts NIS 41 million, of which NIS 31 million is to the Company.

It is noted that on September 6, 2012, the general meeting of the Company's shareholders approved an agreement between the Company and DBS regarding a new debt arrangement. In accordance with the agreement, all payments by virtue of prior debt arrangements with a payment date from August 1, 2012 to June 10, 2013 (including additional payments in accordance with prior debt arrangements with an original payment date subsequent to December 31, 2011, other than current payments) will each be postponed for 18 months from the designated repayment date, and in this postponement period, each payment will bear interest at a rate of prime + 4% plus VAT. The deferred payments amount to NIS 26.7 million. Each party may terminate the agreement unilaterally, with notice as set out in the agreement.

The general meeting also approved a similar arrangement for DBS's debt of NIS 5.9 million to Bezeq International.

4.3.	Stage One Venture Capital Fund (Israel) L.P. ("the Fund")

Further to Note 12.2.3(F) to the Annual Financial Statements, in February 2012, the Fund signed an agreement to sell all its holdings in Traffix Communications Systems Ltd. Following the agreement, in March 2012, the Group recognized financing income of NIS 74 million from the disposal of an available-for-sale asset.

5.	Contingent Liabilities

During the normal course of business, legal claims were filed against Group companies or there are pending claims (“in this section: “legal claims”).

In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the legal claims, the financial statements include appropriate provisions of NIS 152 million, where provisions are required to cover the exposure arising from such legal claims.

In the opinion of the managements of the Group companies, the additional exposure (beyond these provisions) as at September 30, 2012, due to legal claims filed against Group companies on various matters and which are unlikely to be realized, amounts to NIS 11.4 billion of which NIS 1.3 billion is for claims, which at this stage cannot be assessed, as set out in section 5.2 below. For updates subsequent to the reporting date, see section 5.2 below. This amount and all the amounts of the additional exposure in this note are linked to the CPI and are stated net of interest.

For motions for certification of class action suits to which the Group has exposure beyond the aforesaid (since the claims do not state an exact amount), see sections 5.2 and 5.4 below.

A detailed description of the Group's contingent liabilities appears in Note 17 to the Annual Financial Statements. Following is a description of the Group's contingent liabilities as at September 30, 2012, classified into groups with similar characteristics.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2012 (unaudited)

5.	Contingent Liabilities (Contd.)

5.1.	Employee claims

The financial statements include provisions of NIS 73 million for employee damages.

As at September 30, 2012, the additional exposure (beyond the provisions included in these financial statements) resulting from employee claims amounts to NIS 227 million and relates mainly to legal claims filed by groups of employees or individual claims, which can possibly have  an across-the-board effect on the Company.

5.2.	Customer claims

The financial statements include provisions of NIS 25 million for customer claims,

As at September 30, 2012, the additional exposure resulting from customer claims amounts to NIS 5.9 billion (beyond the provisions included in these financial statements). An amount of NIS 369 million is for a legal claim filed against the Company, Pelephone and other communication companies unrelated to the Group, without details of the amount claimed from each defendant.

In addition, there are claims amounting to NIS 1.3 billion, the success of which cannot yet be assessed at this stage.

In addition, there are other claims for which the Group has additional exposure beyond the aforesaid, which cannot be quantified, as the exact amount of the claim is not stated in the claims.

Subsequent to the reporting date, customer claims with exposure of NIS 650 million came to an end.

5.3.	Supplier and communication provider claims

The financial statements include provisions of NIS 12 million for supplier and communication provider claims.

As at September 30, 2012, the amount of the additional exposure for supplier and communication supplier claims amounts to NIS 1 billion (beyond the provisions included in these financial statements).

5.4.	Claims for punitive damages

The financial statements include provisions of NIS 1 million for punitive damages.

As at September 30, 2012, the additional exposure for punitive damages amounts to NIS 4 billion (beyond the provisions included in these financial statements). This amount does not include claims for which the insurance coverage is not disputed. In addition, there are other claims for which the Group has additional exposure beyond the aforesaid, which cannot be quantified, as the exact amount of the claim is not stated in the claim.

5.5.	Claims by enterprises and companies

The financial statements include provisions of NIS 11 million for claims by enterprises and companies.

As at September 30, 2012, the additional exposure for legal claims filed by enterprises and companies amounted to NIS 59 million (beyond the provisions included in these financial statements).

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2012 (unaudited)

5.	Contingent Liabilities (Contd.)

5.6.	Claims by the State and authorities

The financial statements include provisions of NIS 30 million for legal claims filed by the State and authorities.

As at September 30, 2012, the additional exposure for legal claims filed by the State and authorities amounted to NIS 184 million (beyond the provisions included in these financial statements).

Further to Note 17.6 to the Annual Financial Statements regarding the legal claim filed in December 2000 by the government to the district court for royalties of NIS 260 million, and the appeal filed by Pelephone at the Supreme Court regarding the amount of the debt, in August 2012, the appeal was dismissed.

5.7.	Contingent claims referring to the associate DBS Satellite Services (1998) Ltd. ("DBS")

As at September 30, 2012, the exposure for claims against DBS for various matters amounted to NIS 196 million (before linkage and interest)

6.	Equity and Share-based Payments

6.1	Below are details of the Company's equity:

Registered			Issued and paid up
September 30, 2012	September 30, 2011	December 31, 2011	September 30, 2012	September 30, 2011	December 31, 2011
(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)	(Audited)
Number of shares	Number of shares	Number of shares	Number of shares	Number of shares	Number of shares
2,825,000,000	2,825,000,000	2,825,000,000	2,724,581,334	2,708,724,551	2,713,627,744

6.2
Following the exercise of options by employees in accordance with the options plans set out in Note 26 to the Annual Financial Statements, in the nine month period ended September 30, 2012, the Company issued 10,953,590 ordinary shares of NIS 1 par value each.

6.3
Further to Note 20.2.2 of the Annual Financial Statements regarding a distribution not in compliance with the earnings test, the balance of the dividend payable as at September 30, 2012 for the special distribution is presented as follows:

	September 30, 2012
	Dividend payable, undiscounted	Presented in the statement of financial position *
	NIS million	NIS million

Current liabilities	1,000	981
Non-current liabilities	500	473
	1,500	1,454

*
Dividend payable for the special distribution presented in the statement of financial position at present value as at March 31, 2011 (the date of court approval for the distribution), plus financing expenses accumulated up to September 30, 2012

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2012 (unaudited)

6.	Equity and Share-based Payments (Contd.)

Further to Note 20.2.2 to the Annual Financial Statements as at December 31, 2011, regarding applications to the Tel Aviv District Court concerning the objection to the distribution of the dividend which is not in compliance with the earnings test, on March 29, 2012 and April 4, 2012, the same parties filed two new objections at the Tel Aviv District Court (Economic Division).

On May 14, 2012, the Court decided to dismiss these objections and further to the Company's request, on May 22, 2012, the court clarified that in accordance with its decision of May 14, 2012, the Company is not required to apply to the court for each payment of the remaining lots of the special dividend approved by the court on May 31, 2011. Therefore, the Company intends to continue payments of the distribution as in the past, while assessing its compliance with the solvency test prior to payment, without having to apply to the court for the assessment.

It is noted that in August and September 2012, the same parties filed various applications at the Tel Aviv District Court (Economic Division) expressing a possible objection to the fourth lot of the special distribution, however, in a hearing of the case on September 24, 2012, the parties announced that they do not insist on the procedure (while maintaining their claims and rights) and the fourth lot was distributed on the date specified in section 6.5 below.

6.4
On May 21, 2012, a cash dividend of NIS 1,074 million was paid to the Company's shareholders (after approval of the general meeting of the Company's shareholders), representing NIS 0.3951788 per share and 39.51788% of the issued and paid up share capital of the Company. In addition, on May 21, 2012, the third lot of the special distribution of NIS 500 million was paid (described in Note 20.2.2 to the Annual Financial Statements and section 6.3 above) representing NIS 0.1839752 per share and 18.39752% of the issued and paid up capital of the Company.

6.5
On September 6, 2012, the general meeting of the Company's shareholders approved the recommendation of the Company's Board of Directors of August 1, 2012 to distribute a cash dividend to the Company's shareholders in the amount of NIS 997 billion, representing NIS 0.3659618 per share and 36.59618%% of the Company’s issued and paid up capital on the record date (September 23, 2012). The dividend was paid on October 10, 2012. Alongside this distribution, the fourth lot of the special distribution (described in Note 20.2.2 to the Annual Financial Statements and section 6.3 above) of NIS 500 million was paid, representing NIS 0.1835315 per share and 18.35315% of the Company's issued and paid up capital at the record date (September 23, 2012).

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2012 (unaudited)

7.	Transactions with interested and related parties

7.1
Further to Note 29.5.2(A)(3) to the Annual Financial Statements regarding the Board of Directors' approval of the amendment to the agreement between DBS and Eurocom Digital Communications Ltd. and ADB, on March 27, 2012, the general meeting of the Company's shareholders approved the amendment to the agreement.

7.2
Further to Note 29.5.2(A)(4) to the Annual Financial Statements at December 31, 2011, regarding the Board of Directors' approval of the engagement of DBS in a transaction to acquire converters from Eurocom Digital Communications Ltd. and ADB and regarding credit from suppliers, on April 24, 2012, the general meeting of the Company's shareholders approved the amendment to the agreement.

7.3
On May 8, 2012, the Company’s Board of Directors resolved (after the approval of the audit committee) that the Company would vote in favor of DBS’s transaction to raise capital of up to NIS 450 million at the general meeting of the shareholders of DBS. For further information about the capital raised by DBS, see Note 4.2.4 above.

7.4
On July 25, 2012, the general meeting of the Company's shareholders approved the Company's vote at the general meeting of the shareholders of DBS in favor of the amendment to the agreement between Eurocom Digital Communications Ltd. and ADB, in accordance with the approval of the general meeting on August 4, 2011 ("the Original Agreement") as set out in section 29.5.2.A. (2) of the Annual Financial Statements, which amended the agreement regarding some of the converters (42% of the original approved quantity) so that the maximum additional total cost for the Original Agreement (due to an increase in the price of hard drives as set out in this report) will be up to USD 1.337 million. In addition, the date of supply was extended to September 30, 2013 for 16% of the original approved quantity.

7.5
On July 25, 2012, the general meeting of the Company's shareholders resolved to vote at the general meeting of shareholders of DBS in favor of DBS's purchase of yesMaxTotal converters from Eurocom and ADB in accordance with an existing framework agreement, for a total cost of USD 20.7 million, for the period up to March 31, 2014. The general meeting also resolved that insofar as the state of the global market for hard drives necessitates additional cost, the additional cost for this acquisition will be up to USD 3.245 million, and will serve only as a supplement following the increase in the price of hard drives. The general meeting also approved USD supplier credit from Eurocom Digital Communications for an additional 60 days ("the Additional Credit Period"), over and above the period defined in the framework agreement, for the purchase of converters as set out above. The payment terms set out in the framework agreement are EOM + 35 days and DBS will pay interest at a rate of 1% (6% in nominal annual terms) for the Additional Credit Period. The scope of the credit is estimated at an average of NIS 15 million and payment of the annual interest is estimated at NIS 900 thousand.

7.6	For further information about the approval of the general meeting of the Company's shareholders on September 6, 2012 regarding the new debt arrangement with DBS, see Note 4.2.6 above.

7.7
Subsequent to the reporting date, on October 11, 2012, the general meeting of the Company's shareholders approved an extension, expansion and amendment of Pelephone's agreement with Eurocom Cellular Communications Ltd. ("Eurocom Communications"), which was approved at the general meeting of shareholders on June 10, 2010. The amendment refers to regulation of the purchase and supply of Nokia terminal equipment, spare parts and accessories to Pelephone. In the amendment, the agreement will be expanded to include products manufactured by the Chinese electronics manufacturer ZTE, which is expected to market cellular terminal equipment in Israel through its new official representative, Eurocom Communications. In accordance with the agreement, the volume of annual purchases will not deviate from an aggregate amount of NIS 300 million (before VAT) per year for Nokia and ZTE products together. It is noted that Pelephone has no obligation to purchase from Eurocom Communications. The agreement will be extended by three years until December 31, 2015.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2012 (unaudited)

8.	Revenues

	For the nine month period ended		For the three month period ended		For the year ended
	September 30		September 30		December 31
	2012	2011	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Domestic fixed-line communication
Fixed-line telephony	1,661	1,777	537	593	2,320
Internet - infrastructure	872	810	291	276	1,092
Transmission and data communication	589	563	196	192	749
Other services	173	175	53	55	215
	3,295	3,325	1,077	1,116	4,376
Cellular telephony
Cellular services and terminal equipment	1,554	1,831	524	580	2,346
Value added services	887	890	268	310	1,201
Sale of terminal equipment	931	1,521	231	507	1,911
	3,372	4,242	1,023	1,397	5,458

International communications, internet and NEP services	963	967	325	338	1,289

Other	199	189	69	66	250

	7,829	8,723	2,494	2,917	11,373

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2012 (unaudited)

9.	Operating and general expenses

	For the nine month period ended		For the three month period ended		For the year ended
	September 30		September 30		December 31
	2012	2011*	2012	2011*	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Terminal equipment and materials	957	1,327	285	454	1,693
Interconnectivity and payments to domestic and international operators	675	688	229	242	910
Maintenance of buildings and sites	489	480	169	160	641
General and marketing expenses - see also Note 13.1	430	491	156	177	655
Services and maintenance by sub-contractors	112	131	35	42	170
Vehicle maintenance expenses	121	112	44	37	142
Content services expenses	69	95	21	30	123
Royalties and collection fees	123	121	24	40	160
	2,976	3,445	963	1,182	4,494

* Certain expenses were reclassified to present all expenses according to their nature.

10.	Financial instruments

10.1.	Hedging transactions

In the second quarter of 2012, the Company entered into four forward contracts amounting to NIS 370 million to reduce exposure to changes in the CPI for CPI-linked debentures issued by the Company. These contracts hedge specific cash flows of some of the CPI-linked debentures and are recognized as cash-flow hedge accounting. The contracts expire on June 2, 2013 and comply with the repayment schedule of the relevant debentures. In the nine month period ended September 30, 2012, the Company recognized a profit of NIS 2 million for these contracts, recognized in other comprehensive income. The fair value of the forward contracts is based on available market information.

It is noted that subsequent to the date of the financial statements, the Company entered into additional forward contracts amounting to NIS 357 million to reduce its exposure to CPI changes for its CPI-linked debentures. The contracts will expire on June 1, 2014.

As at the reporting date, the Company has additional forward contracts amounting to NIS 250 million (to reduce its exposure to CPI changes for CPI-linked debentures) for which the Company does not apply hedge accounting. These contracts are recognized as current assets at their fair value of NIS 2 million. In addition, at the reporting date, the Company has forward contracts to reduce exposure to changes in the copper price for 4,686 tons, for which the Company does not apply hedge accounting and their fair value at the reporting date totaled a negative amount of NIS 2.9 million.

10.2.	Debt factoring

Pelephone factors receivables arising from the sale of terminal equipment in payment transactions paid using credit cards. Factoring transactions are made on a non-recourse basis. Trade receivables are derecognized in accordance with the criteria set out in IAS 39, Financial Instruments: Recognition and Measurement In the nine months ended September 30, 2012, Pelephone factored NIS 130 million (par value).

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2012 (unaudited)

11.	Segment Reporting

11.1.	Operating segments

	For the nine month period ended September 30, 2012 (Unaudited):
	Domestic fixed-line communication	Cellular	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from external sources	3,289	3,370	962	1,228	190	(1,228)	7,811
Inter-segment revenues	220	71	39	-	30	(342)	18
Total revenues	3,509	3,441	1,001	1,228	220	(1,570)	7,829

Depreciation and amortization	541	402	103	184	18	(173)	1,075

Segment results – operating profit (loss)	1,395	725	157	180	(3)	(191)	2,263
Financing expenses	455	79	14	470	5	(517)	506
Financing income	(267)	(111)	(8)	(2)	-	(30)	(418)
Total financing expenses (income), net	188	(32)	6	468	5	(547)	88

Segment profit (loss) after financing expenses, net	1,207	757	151	(288)	(8)	356	2,175
Share in losses (profits) of equity-accounted investees	-	-	(1)	-	-	234	233
Segment profit (loss) before income tax	1,207	757	152	(288)	(8)	122	1,942
Income tax	350	193	37	1	(1)	17	597
Segment results – net profit (loss)	857	564	115	(289)	(7)	105	1,345

Additional information:
Segment assets	8,684	5,092	1,344	1,369	380	(2,820)	14,049

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2012 (unaudited)

11.	Segment Reporting (contd.)

11.1	Operating segments (Contd.)

	For the nine month period ended September 30, 2011 (Unaudited):
	Domestic fixed-line communication	Cellular	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from external sources	3,322	4,240	966	1,215	185	(1,215)	8,713
Inter-segment revenues	212	69	46	-	26	(343)	10
Total revenues	3,534	4,309	1,012	1,215	211	(1,558)	8,723

Depreciation and amortization	513	421	79	214	17	(204)	1,040

Segment results – operating profit	1,274	1,098	182	190	4	(204)	2,544
Financing expenses	381	52	8	438	4	(438)	445
Financing income	(194)	(75)	(7)	(11)	-	10	(277)
Total financing expenses (income), net	187	(23)	1	427	4	(428)	168

Segment profit (loss) after financing expenses, net	1,087	1,121	181	(237)	-	224	2,376
Share in losses of equity-accounted investees	-	-	(1)	-	-	204	203
Segment profit (loss) before income tax	1,087	1,121	182	(237)	-	20	2,173
Income tax	323	269	44	1	1	(5)	633
Segment results – net profit (loss)	764	852	138	(238)	(1)	25	1,540

Additional information:
Segment assets	9,855	5,397	1,168	1,256	308	(1,708)	16,276

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2012 (unaudited)

11.	Segment Reporting (contd.)

11.1	Operating segments (Contd.)

	For the three month period ended September 30, 2012 (Unaudited)
	Domestic fixed-line communication	Cellular	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from external sources	1,075	1,023	324	403	63	(403)	2,485
Inter-segment revenues	74	26	15	-	13	(119)	9
Total revenues	1,149	1,049	339	403	76	(522)	2,494

Depreciation and amortization	185	130	34	64	7	(61)	359

Segment results – operating profit (loss)	419	199	55	54	(2)	(58)	667
Financing expenses	161	30	5	173	3	(191)	181
Financing income	(98)	(40)	(2)	(1)	-	15	(126)
Total financing expenses (income), net	63	(10)	3	172	3	(176)	55

Segment profit (loss) after financing expenses, net	356	209	52	(118)	(5)	118	612
Share in losses (profits) of equity-accounted investees	-	-	(1)	-	-	93	92
Segment profit (loss) before income tax	356	209	53	(118)	(5)	25	520
Income tax	110	55	13	1	(1)	-	178
Segment results – net profit (loss)	246	154	40	(119)	(4)	25	342

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2012 (unaudited)

11.	Segment Reporting (contd.)

11.1	Operating segments (Contd.)

	For the three month period ended September 30, 2011 (Unaudited)
	Domestic fixed-line communication	Cellular	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from external sources	1,114	1,396	338	405	66	(405)	2,914
Inter-segment revenues	72	25	13	-	8	(115)	3
Total revenues	1,186	1,421	351	405	74	(520)	2,917

Depreciation and amortization	180	139	28	74	6	(70)	357

Segment results – operating profit (loss)	546	342	61	63	(1)	(67)	944
Financing expenses	166	30	3	139	2	(154)	186
Financing income	(78)	(34)	(2)	(1)	-	15	(100)
Total financing expenses (income), net	88	(4)	1	138	2	(139)	86

Segment profit (loss) after financing expenses, net	458	346	60	(75)	(3)	72	858
Share in losses of equity-accounted investees	-	-	(1)	-	-	67	66
Segment profit (loss) before income tax	458	346	61	(75)	(3)	5	792
Income tax	147	83	15	1	-	(3)	243
Segment results – net profit (loss)	311	263	46	(76)	(3)	8	549

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2012 (unaudited)

11.	Segment Reporting (contd.)

11.1	Operating segments (Contd.)

	For the year ended December 31, 2011 (Audited)
	Domestic fixed-line communication	Cellular	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from external sources	4,371	5,454	1,288	1,619	236	(1,619)	11,349
Inter-segment revenues	277	94	66	-	41	(454)	24
Total revenues	4,648	5,548	1,354	1,619	277	(2,073)	11,373

Depreciation and amortization	688	561	109	276	21	(260)	1,395

Segment results – operating profit	1,658	1,360	241	295	3	(315)	3,242
Financing expenses	531	67	11	547	5	(562)	599
Financing income	(291)	(105)	(9)	(23)	-	39	(389)
Total financing expenses (income), net	240	(38)	2	524	5	(523)	210

Segment profit (loss) after financing expenses, net	1,418	1,398	239	(229)	(2)	208	3,032
Share in earnings (losses) of equity accounted investees	-	-	1	-	-	(217)	(216)
Segment profit (loss) before income tax	1,418	1,398	240	(229)	(2)	(9)	2,816
Income tax	353	342	58	1	4	(3)	755
Segment results – net profit (loss)	1,065	1,056	182	(230)	(6)	(6)	2,061

Additional information:
Segment assets	9,202	5,404	1,260	1,282	314	(2,373)	15,089

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2012 (unaudited)

11.	Segment Reporting (contd.)

11.2.	Adjustments for segment reporting of revenues and profit or loss

	For the nine month period ended		For the three month period ended		For the year ended
	September 30		September 30		December 31
	2012	2011	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues
Revenues from reporting segments	9,179	10,070	2,940	3,363	13,169
Revenues from other segments	220	211	76	74	277
Cancellation of revenues from inter-segment sales except for revenues from sales to an associate reporting as a segment	(342)	(343)	(119)	(115)	(454)
Cancellation of revenues for a segment classified as an associate	(1,228)	(1,215)	(403)	(405)	(1,619)
Consolidated revenues in the period	7,829	8,723	2,494	2,917	11,373

	For the nine month period ended		For the three month period ended		For the year ended
	September 30		September 30		December 31
	2012	2011	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Profit or loss
Operating profit for reporting segments	2,457	2,744	727	1,012	3,554
Cancellation of expenses for a segment classified as an associate	(180)	(190)	(54)	(63)	(295)
Other financing income (expenses), net	(88)	(168)	(55)	(86)	(210)
Share in losses of equity-accounted investees	(233)	(203)	(92)	(66)	(216)
Profit (loss) for operations classified in other categories	(3)	4	(2)	(1)	3
Other adjustments	(11)	(14)	(4)	(4)	(20)
Consolidated profit for the period before income tax	1,942	2,173	520	792	2,816

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2012 (unaudited)

12.	Condensed Financial Statements of Pelephone Communications Ltd. and Bezeq International Ltd.

12.1 .	Pelephone Communications Ltd.

Data from the Statement of financial position

	September 30, 2012	September 30, 2011	December 31, 2011
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	2,395	2,244	2,280
Non-current assets	2,697	3,153	3,124
Total assets	5,092	5,397	5,404
Current liabilities	1,326	1,290	1,263
Long-term liabilities	928	572	992
Total liabilities	2,254	1,862	2,255
Equity	2,838	3,535	3,149
Total liabilities and equity	5,092	5,397	5,404

Data from the Statement of income

	For the nine month period ended		For the three month period ended		For the year ended
	September 30		September 30		December 31
	2012	2011	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from services	1,620	1,898	548	604	2,436
Revenues from value added services	887	890	268	310	1,201
Revenues from sales of terminal equipment	934	1,521	233	507	1,911
Total revenues from services and sales	3,441	4,309	1,049	1,421	5,548
Cost of services and sales	2,299	2,755	716	926	3,587
Gross profit	1,142	1,554	333	495	1,961
Selling and marketing expenses	332	367	105	125	480
General and administrative expenses	85	89	29	28	121
	417	456	134	153	601

Operating profit	725	1,098	199	342	1,360
Financing expenses	79	52	30	30	67
Financing income	(111)	(75)	(40)	(34)	(105)
Financing income, net	(32)	(23)	(10)	(4)	(38)

Profit before income tax	757	1,121	209	346	1,398
Income tax	193	269	55	83	342
Profit for the period	564	852	154	263	1,056

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2012 (unaudited)

12.	Condensed Financial Statements of Pelephone Communications Ltd. and Bezeq International Ltd. (Contd.)

12.2.	Bezeq International Ltd.

Data from the Statement of financial position

	September 30, 2012	September 30, 2011	December 31, 2011
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	556	459	500
Non-current assets	796	717	768
Total assets	1,352	1,176	1,268
Current liabilities	362	279	292
Long-term liabilities	209	20	147
Total liabilities	571	299	439
Equity	781	877	829
Total liabilities and equity	1,352	1,176	1,268

Data from the Statement of income

	For the nine month period ended		For the three month period ended		For the year ended
	September 30		September 30		December 31
	2012	2011	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from services	1,001	1,012	339	351	1,354
Operating expenses	596	595	199	209	788
Gross profit	405	417	140	142	566
Selling, marketing and development expenses	157	151	54	51	209
General and administrative and other expenses	91	84	31	30	116
	248	235	85	81	325

Operating profit	157	182	55	61	241
Financing expenses	14	8	5	3	11
Financing income	(8)	(7)	(2)	(2)	(9)
Financing expenses (income), net	6	1	3	1	2
Share in the earnings of equity-accounted associates	1	1	1	1	1
Profit before income tax	152	182	53	61	240
Income tax	37	44	13	15	58
Profit for the period	115	138	40	46	182

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2012 (unaudited)

13.	Material Events during the Reporting Period and Subsequent Events

13.1.
On April 2, 2012, the settlement between the Company and the Ministry of Communications regarding the claim of government authorities to pay frequency fees in Judea, Samaria and Gaza according to which the Company will pay the plaintiffs NIS 26 million (plus linkage to the CPI of February 11, 2010), was given the validity of a ruling. Following the settlement, in the first quarter of 2012, the Company reduced liabilities for frequency fees and decreased operating and general expenses by NIS 37 million and financing expenses by NIS 13 million.

13.2.
On July 2, 2012, the Board of Directors of the Company resolved to suspend the customer relations management (CRM) project, while continuing to use suitable models that have already been developed. Therefore, in the second quarter of the reporting period, the Company recognized a loss of NIS 54 million under other operating expenses.

13.3.
Further to Note 18.3 to the Annual Financial Statements, on July 24, 2012, an amendment to the Royalties Regulations relevant to the Company, Pelephone and DBS was issued, so that the rate of royalties for 2012 will be reduced to an average of 1.75% for the Company and DBS, 1.3% for Pelephone (the rate of royalties for Bezeq International is 1%), and as from 2013, 0% for all the companies.

13.4.
On August 29, 2012, the Board of Directors resolved to approve extension of the optical fiber deployment so that the fibers will be as close as possible to the customer's premises (FTTH/FTTB), as a basis for a future provision of more advanced and broader-band communication than those currently provided. The work involves detailed planning of the project, pilots, and the purchase of optical fibers and advanced optical technologies. The project will be modular. The Company will regularly assess the scope and route of the project and the need for adjustments, inter alia, in view of relevant maturing technologies and development of customer needs.

13.5.
In October 2012, the Company completed debt financing amounting to NIS 500 million, with an average duration of 4.3 years, bearing fixed shekel interest. The negative pledge created by the Company in favor of the lending bank applies, which has the same terms as the terms of the negative pledge provided to the banks, and subject to the exceptions set out therein, as described in Note 13.2.1 to the Annual Financial Statements. In addition, the same terms were set for calling for immediate repayment of the credit and for the financial covenants described in Note 13.2.2 (B) and (C) to the Annual Financial Statements.

13.6.
On November 7, 2012, the Board of Directors of the Company approved an additional budget of NIS 16 million for the early retirement of 19 employees in 2012. This is in addition to an expense of NIS 12 million, which was recognized for the adjustment of the provision in the reporting period.